# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Equity Bancshares, Inc, CIK 0001227500
CUSIP: 29460X109
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 7701 E. Kellogg Drive, Suite 300, Wichita, Kansas (KS), 67207
Date of event which requires filing of this statement: 07/02/2025
Filed by CIK 0002076595
Persons authorized to receive notices and communications: C. Kendric Fergeson, Manager of Fergeson Capital LLC, 123 W Commerce Street, Altus, Oklahoma (OK), 73521, 405-365-4002; Evan J. Crumpley, McAfee & Taft, Two Leadership Square, 8th Floor, 211 N Robinson, Oklahoma City, Oklahoma (OK), 73102, 405-552-2276

## Reporting persons
- Fergeson Capital, LLC (CIK 0002076595): type of reporting person: other (OO); citizenship or place of organization: Oklahoma (OK); source of funds: working capital (WC); sole voting power 1,729,783; shared voting power 0; sole dispositive power 1,729,783; shared dispositive power 0; aggregate amount beneficially owned 1,729,783 (9.88% of the class)
  Comment: (1) Based on 17,515,494 shares of Common Stock outstanding as of February 28, 2025, as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2025.
- Clint Kendric Fergeson, not individually, but solely in his capacity as Manager of Fergeson Capital LLC: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,729,783; sole dispositive power 0; shared dispositive power 1,729,783; aggregate amount beneficially owned 1,729,783 (9.88% of the class)
  Comment: (1) Mr. Fergeson is the sole manager of, and thereby has voting power over the shares held by, Fergeson Capital LLC
  (2) Based on 17,515,494 shares of Common Stock outstanding as of February 28, 2025, as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Equity Bancshares, Inc
Address of issuer's principal executive offices: 7701 E. Kellogg Drive, Suite 300, Wichita, Kansas (KS), 67207
Comment: This Schedule 13 D relates to the Class A Common Stock, par value $0.01 per share (the "Common Stock"), of Equity Bancshares, Inc., a Kansas corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7701 E. Kellogg Drive, Suite 300, Wichita, KS 67207.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by or on behalf of the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"):

(i) Fergeson Capital LLC, an Oklahoma limited liability company (the "Company"); and

(ii) Clint Kendric Fergeson, not individually but solely in his capacity as the Manager of the Company ("Mr. Fergeson")
Residence or business address: The address of each Reporting Person is 123 W Commerce Street, Altus, Oklahoma 73126.
Present principal occupation or employment: The principal business of Fergeson Capital LLC is to invest the assets of the Fergeson family for the benefit of the family members. Mr. Fergeson is a retired banker that currently serves on the Board of Directors of the Issuer.
Criminal convictions in the last five years: During the law five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic conditions or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and none of the Reporting Persons was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Company is a limited liability company organized under the laws of the State of Oklahoma. Mr. Fergeson is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On July 2, 2025, the Issuer completed the transactions contemplated by that Agreement and Plan of Reorganization dated April 2, 2025 (the "Reorganization Agreement") with Red River Merger Sub, Inc., which is a wholly owned subsidiary of the Issuer ("Merger Sub") and NBC Corp. of Oklahoma ("NBC"). Pursuant to the Reorganization Agreement, the Merger Sub will be merged with and into NBC, which will be the surviving entity of such initial merger. Subsequent to this initial merger, NBC will be merged with and into the Issuer, making the Issuer the surviving entity of such subsequent merger (the "Merger"). Upon the closing of the transactions contemplated by the Reorganization Agreement, each outstanding share of NBC's capital stock was automatically converted into the right to receive 3.219 shares of the Issuer's Class A Common Stock. The number of shares of the Issuer's Class A Common Stock contemplated by this filing were obtained in connection with the Reorganization Agreement.

## Item 4. Purpose of Transaction
Purpose of transaction:
The shares of Class A Common Stock were acquired by the Reporting Persons for investment purposes to profit from the appreciation in the market price of the Class A Common Stock and through the payment of dividends, if any.

While the Company intends to exercise its rights as a stockholder of the Issuer, and while Mr. Fergeson intends to serve in his capacity as Manager of the Company and as a member of the Board of Directors of the Issuer, neither Reporting Person has any plans or proposals which relate to or would result in: the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, other than purchasers in the open market in the normal course of business; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Fergeson Capital LLC possesses the sole voting power and dispositive power and beneficially owns 1,729,783, or 9.88% of the outstanding Class A Common Stock of the Issuer.

Mr. Fergeson, not individually but in his capacity as the sole manager of Fergeson Capital LLC, possesses shared voting and dispositive power and beneficially owns 1,729,783, or 9.88% of the outstanding Class A Common Stock of the Issuer.

The percentages used in this Schedule 13D are based upon 17,515,494 shares of Common Stock outstanding as of February 28, 2025, as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Fergeson Capital LLC possesses the sole voting power and dispositive power and beneficially owns 1,729,783, or 9.88% of the outstanding Class A Common Stock of the Issuer.

Mr. Fergeson, not individually but in his capacity as the sole manager of Fergeson Capital LLC, possesses shared voting and dispositive power and beneficially owns 1,729,783, or 9.88% of the outstanding Class A Common Stock of the Issuer.
Transactions in the class effected during the past sixty days: On July 2, 2025, Fergeson Capital LLC and Mr. Fergeson acquired all the 1,729,783, or 9.88% of the outstanding Class A Common Stock of the Issuer, pursuant to the closing of the transactions contemplated by the Reorganization Agreement, as discussed in Item 3, above. These shares of Class A Common Stock were acquired pursuant to the mergers of NBC with and into the Issuer, and no monetary consideration was used to acquire the shares.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not Applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not Applicable.

## Signatures
- Fergeson Capital, LLC: /s/ C. Kendric Fergeson, Manager, C. Kendric Fergeson, Manager (07/10/2025)
- Clint Kendric Fergeson, not individually, but solely in his capacity as Manager of Fergeson Capital LLC: /s/ C. Kendric Fergeson, Clint Kendric Fergeson, not individually, but solely in his capacity as Manager of Fergeson Capital LLC (07/10/2025)